QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the Company's ratio of earnings to fixed charges for the years ended December 31 as indicated:

	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges	12.83	10.93	9.57	12.42	10.58

        For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

QuickLinks

  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES